EXHIBIT 99.1

Acasti Reports Results of Annual and Special Meeting

Announces Changes to the Board of Directors & Grants of Securities Under the Equity Incentive Plan

LAVAL, Quebec, June 28, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), a Neptune Technologies & Bioressources Inc.'s ("Neptune") subsidiary, announces that at its Annual and Special Meeting (the "Meeting"), held on June 27, 2013, the Corporation's shareholders voted in favour of all items put forth at the Meeting and outlined in the Corporation's management proxy circular dated May 22, 2013 (the "Circular") available on SEDAR at www.sedar.com.

Changes to the Board of Directors

Shareholders re-elected all of the existing director nominees, and elected three new directors, Mr. Valier Boivin, Mr. Jean-Claude Debard and Mr. Harlan W. Waksal (Executive VP Business & Scientific Affairs at Acasti).

"On behalf of Acasti's Board of Directors and management team, I would like to welcome our new Board members," commented Mr. Henri Harland, President and CEO of Acasti. "We will benefit from their leadership and experience as we continue to lay the groundwork for future growth," added Mr. Harland.

Equity Incentive Plan

On June 27, 2013 (the "Grant Date"), the Corporation also granted Restricted Share Units ("RSUs") under its Equity Incentive Plan (the "Plan"), the terms and conditions of which are more fully described in the Circular under "Particulars of matters to be acted upon" under "Approval of Equity Incentive Plan".

The Board of Directors has granted to its Directors and Officers, respectively, a total of 60,000 and 700,000 RSUs under the Plan. Each RSU will allow its holder to acquire one (1) fully paid and non-assessable class A common share of the Corporation (each a "Share") upon achievement of all restrictive conditions attached to such unit. Forty percent (40%) of RSUs, representing 304,000 RSUs, will vest automatically at the rate of either 25% or 33%, as the case may be, on every six-month anniversary of the Grant Date, and sixty percent (60%) of RSUs, representing 456,000 RSUs, will start vesting at the same rates mentioned above (25% or 33% as the case may be) on every six-month anniversary from the date of release, which release will only begin upon achievement of performance objectives identified by the Corporation.  Performance objectives are based in part on the Company's specific and global goals, but also on each holder's individual performance.

RSUs granted above remain subject to the final approval of the Plan by the TSX Venture Exchange.

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the medical food and prescription drug markets.

"Neither NASDAQ nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Corporation to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Corporation's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com